UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

Nuburu, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67021W301

(CUSIP Number)

August 6, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)

    ☒ Rule 13d-1(c)

    ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67021W301

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
Esousa Group Holdings LLC 88-1214533

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

729,299 (1)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

729,299 (1)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

729,299 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) Consists of 729,299 shares of Common Stock issuable upon conversion of the Convertible Notes (See Item 4).

(2) As more fully described in Item 4, the Convertible Notes are subject to a 9.9% beneficial ownership maximum, and the percentage set forth in row (11) gives effect to such beneficial ownership maximum. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such beneficial ownership maximum. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership maximum, is less than the number of securities reported in rows (5), (7) and (9).

CUSIP No.	67021W301

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
Michael Wachs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

729,299 (1)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

729,299 (1)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

729,299 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) Consists of 729,299 shares of Common Stock issuable upon conversion of the Convertible Notes (See Item 4).

(2) As more fully described in Item 4, the Convertible Notes are subject to a 9.9% beneficial ownership maximum, and the percentage set forth in row (11) gives effect to such beneficial ownership maximum. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such beneficial ownership maximum. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership maximum, is less than the number of securities reported in rows (5), (7) and (9).

Item 1(a).	Name of Issuer

Nuburu, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

7442 S. Tucson Way

Suite 130

Centennial, CO 80112

Item 2(a).	Name of Person Filing

Esousa Group Holdings LLC and Michael Wachs (“Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

211 East 43rd Street, Suite 402

New York, NY 10017

Item 2(c).	Citizenship

Esousa Group Holdings LLC is a New York limited liability company and Mr. Wachs is a U.S. citizen.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number

67021W301

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

The percentage set forth in Row 11 of the cover page for each Reporting Person assumes the issuance of shares of Common Stock upon conversion of each of the two Subordinated Convertible Notes issued by the Issuer to the Reporting Person on August 6, 2024 (the “Convertible Notes”), subject to the Beneficial Ownership Maximum (as defined below).

Pursuant to the terms of the Convertible Notes, the Issuer cannot issue shares of Common Stock to Esousa, and Esousa cannot convert the Convertible Notes, to the extent that the Reporting Persons would beneficially own, after any such issuance or conversion, more than 9.9% of the then issued and outstanding shares of Common Stock (the “Beneficial Ownership Maximum”), and the percentage set forth in Row 11 of the cover page gives effect to the Beneficial Ownership Maximum. Consequently, due to the Beneficial Ownership Maximum, as of the date of the event which requires filing of this statement, the Reporting Person could not convert all of the Convertible Notes.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2024

ESOUSA GROUP HOLDINGS LLC

By:	/s/ Michael Wachs
Michael Wachs
Managing Member

/s/ Michael Wachs
Michael Wachs

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of Nuburu, Inc. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

August 12, 2024

ESOUSA GROUP HOLDINGS LLC

By:	/s/ Michael Wachs
Michael Wachs
Managing Member

/s/ Michael Wachs
Michael Wachs